Exhibit 99.2

China Biologic Third Quarter 2019 Financial Results

Third Quarter 2019 Financial Performance

Total sales in the third quarter of 2019 increased by 17.5% in RMB terms, or 14.3% in USD terms, to $136.1 million from $119.1 million in the same quarter of 2018.

Total sales for biopharmaceutical products (including plasma products and placenta polypeptide products) increased by 18.8% in RMB terms, or 15.5% in USD terms, to $124.3 million from $107.6 million in the same quarter of 2018, as a result of increased sales of most plasma products including human albumin and IVIG, which was partly offset by decreased sales of placenta polypeptide products. For plasma products, total sales in the third quarter of 2019 increased by 39.3% in RMB terms, or 35.5% in USD terms, to $119.8 million from $88.4 million in the same quarter of 2018.

Total sales for biomaterial products in the third quarter of 2019 increased by 5.7% in RMB terms, or 2.6% in USD terms, to $11.8 million from $11.5 million in the same quarter of 2018, as a result of higher sales concentration of higher-unit-price artificial dura mater products.

During the third quarter of 2019, human albumin and IVIG products remained the Company’s two largest sales contributors. Revenue from human albumin increased by 24.6% in RMB terms, or 21.1% in USD terms, from $38.8 million in the third quarter of 2018 to $47.0 million in the third quarter of 2019. Revenue from IVIG products increased by 51.9% in RMB terms, or 47.9% in USD terms, from $24.2 million in the third quarter of 2018 to $35.8 million in the third quarter of 2019. As a percentage of total sales, sales from human albumin and IVIG products were 34.6% and 26.3%, respectively, in the third quarter of 2019.

The sales volume of human albumin products increased by 24.4% for the third quarter of 2019, with a growth primarily in direct sales to hospitals and inoculation centers, supplemented by a growth in the distributor channels. The sales volume of IVIG products increased by 55.6% for the third quarter of 2019 with a growth primarily in the distributor channels, supplemented by a growth in the direct sales channel.

The average price for human albumin remained stable in RMB terms in the third quarter of 2019 compared to the same quarter of 2018. The average price for IVIG products decreased by 2.4% in RMB terms over the same quarter of 2018, because of higher sales volume in the distributor channel and lower prices to certain distributors to enhance our sales volume. In USD terms, the average price for human albumin and IVIG products decreased by 2.6% and 5.1%, respectively, in the third quarter of 2019 compared to the same quarter of 2018.

1

Revenue from other immunoglobulin products increased by 34.5% in RMB terms, or 30.9% in USD terms in the third quarter of 2019 compared to the same quarter of 2018, reaching 17.1% of total sales as compared to 14.9% of total sales in the same quarter of 2018. The revenue increase was mainly attributable to the increased sales volume of human rabies immunoglobulin and human tetanus immunoglobulin products.

Revenue from other plasma products, including human coagulation factor VIII, human prothrombin complex concentrate, and human fibrinogen products, increased by 85.4% in RMB terms, or 80.3% in USD terms, in the third quarter of 2019 compared to the same quarter of 2018, representing 10.1% of total sales in the third quarter of 2019. The growth was mainly due to increased sales through the distributor channel.

Revenue from placenta polypeptide products decreased by 75.9% in RMB terms, or 76.6% in USD terms for the third quarter of 2019 as compared to the same quarter of 2018, accounting for 3.3% of total sales compared to 16.1% of total sales in the third quarter of 2018, mainly because this product was included in the drug lists for monitoring and prescription control in many regions, which put a downward pressure on its sales volume.

Cost of sales increased by 25.3% to $47.5 million in the third quarter of 2019 from $37.9 million in the same quarter of 2018. As a percentage of total sales, cost of sales increased to 34.9% from 31.8% in the same quarter of 2018, mainly due to decreased sales prices for most of the Company’s plasma products and increased plasma collection costs.

Gross profit increased by 9.1% to $88.6 million in the third quarter of 2019 from $81.2 million in the same quarter of 2018. Gross margin was 65.1% and 68.2% in the third quarter of 2019 and 2018, respectively.

Total operating expenses in the third quarter of 2019 decreased by $16.9 million, or 32.2%, to $35.6 million from $52.5 million in the same quarter of 2018. This decrease mainly consisted of decreases of $9.7 million in selling expenses, $7.0 million in general and administrative expenses and $0.2 million in research and development expenses. As a percentage of total sales, total operating expenses decreased to 26.2% in the third quarter of 2019 from 44.1% in the same quarter of 2018.

Selling expenses in the third quarter of 2019 decreased by $9.7 million, or 35.4%, to $17.7 million from $27.4 million for the third quarter of 2018. The decrease is primarily due to the decrease in marketing and promotion expenses related to placenta polypeptide products, which is partly offset by increased selling expenses for plasma products. As a percentage of total sales, selling expenses decreased to 13.0% in the third quarter of 2019 from 23.0% in the same quarter of 2018.

2

General and administrative expenses in the third quarter of 2019 decreased by $7.0 million, or 31.5%, to $15.2 million from $22.2 million in the same quarter of 2018. As a percentage of total sales, general and administrative expenses decreased to 11.2% for the third quarter of 2019 from 18.6% for the same quarter of 2018. The decrease in general and administrative expenses was mainly due to decreases in legal fees, one-time provisions and share-based compensation expenses.

Research and development expenses in the third quarter of 2019 decreased by $0.2 million, or 6.9%, to $2.7 million from $2.9 million in the same quarter of 2018. As a percentage of total sales, research and development expenses decreased to 2.0% in the third quarter of 2019 from 2.4% in the same quarter of 2018.

Income from operations in the third quarter of 2019 increased by 89.9% in RMB terms, or 84.7% in USD terms, to $53.0 million from $28.7 million in the same quarter of 2018. Operating margin increased to 38.9% in the third quarter of 2019 from 24.1% in the same quarter of 2018.

Income tax expense in the third quarter of 2019 was $7.6 million compared to an income tax benefit of $3.6 million in the same period of 2018. During the third quarter of 2018, we reversed $7.5 million U.S. corporate income tax based on the deemed repatriation to the United States of the Company’s accumulated earnings mandated by the U.S. Tax Reform, according to new regulations and rules issued by the U.S. Department of the Treasury in August 2018. Excluding the tax reversal impact, the effective income tax rate was 12.4% and 11.5% for the third quarter of 2019 and 2018, respectively.

Net income attributable to the Company increased by 46.8% in RMB terms, or 42.9% in USD terms, to $47.0 million in the third quarter of 2019 from $32.9 million in the same period of 2018. Net margin increased to 34.5% in the third quarter of 2019 from 27.6% in the same period of 2018. Diluted net earnings per share increased to $1.21 in the third quarter of 2019 compared to $0.94 in the same period of 2018.

Non-GAAP adjusted income from operations increased by 64.1% in RMB terms, or 59.7% in USD terms, to $61.5 million in the third quarter of 2019 from $38.5 million in the same period of 2018.

Non-GAAP adjusted net income attributable to the Company increased by 66.0% in RMB terms and 61.4% in USD terms, to $54.4 million in the third quarter of 2019 from $33.7 million in the same period of 2018. Non-GAAP net margin increased to 40.0% in the third quarter of 2019 from 28.3% in the same period of 2018. Non-GAAP adjusted net earnings per diluted share increased to $1.40 in the third quarter of 2019 from $0.96 in the same period of 2018.

3

Non-GAAP adjusted income from operations for the third quarter of 2019 excludes $6.5 million in non-cash employee share-based compensation expenses, and $2.0 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and net earnings per diluted share for the third quarter of 2019 exclude $5.8 million in non-cash employee share-based compensation expenses, and $1.6 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

First Nine Months 2019 Financial Performance

Total sales in the first nine months of 2019 increased by 20.0% in RMB terms, or 14.1% in USD terms, to $401.6 million from $351.9 million in the same period of 2018.

Total sales for biopharmaceutical products increased by 20.8% in RMB terms, or 14.9% in USD terms, to $363.1 million in the first nine months of 2019 from $316.0 million in the same period of 2018, as a result of increases in the sales of most plasma products, including human albumin, IVIG, hyper-immunoglobulin and coagulation factor products, which was partly offset by decreases in the sales of placenta polypeptide products. For plasma products, total sales in the first nine months of 2019 increased by 35.5% in RMB terms, or 28.8% in USD terms, to $339.6 million from $263.7 million in the same period of 2018. As a percentage of total sales, sales from human albumin and IVIG products accounted for 38.0% and 23.0%, respectively, in the first nine months of 2019.

Total sales for biomaterial products in the first nine months of 2019 increased by 12.8% in RMB terms, or 7.2% in USD terms, to $38.5 million from $35.9 million in the same period of 2018, as a result of higher sales concentration in higher-unit-price artificial dura mater products.

Cost of sales increased by 25.0% to $136.5 million in the first nine months of 2019 from $109.2 million in the same period of 2018. As a percentage of total sales, cost of sales increased to 34.0% in the first nine months of 2019 from 31.0% in the same period of 2018, mainly due to decreased sales prices for most of the Company’s plasma products, and increased plasma collection costs.

Gross profit increased by 9.2% to $265.1 million in the first nine months of 2019 from $242.7 million in the same period of 2018. Gross margin was 66.0% and 69.0% in the first nine months of 2019 and 2018, respectively.

4

Total operating expenses in the first nine months of 2019 decreased by $19.3 million, or 13.9%, to $120.0 million from $139.3 million in the same period of 2018. This decrease mainly consisted of decreases of $10.4 million in selling expense and $9.8 million in general and administrative expenses and, partially offset by an increase of $0.9 million in research and development expenses. As a percentage of total sales, total operating expenses decreased to 29.9% in the first nine months of 2019 from 39.6% in the same period of 2018.

Income from operations in the first nine months of 2019 increased by 48.0% in RMB terms, or 40.2% in USD terms, to $145.1 million from $103.5 million in the same period of 2018. Operating margin increased to 36.1% in the first nine months of 2019 from 29.4% in the same period of 2018.

Income tax expense in the first nine months of 2019 was $23.7 million, compared to $9.8 million in the same period of 2018. During the third quarter of 2018, we reversed $7.5 million U.S. corporate income tax based on the deemed repatriation to the United States of the Company’s accumulated earnings mandated by the U.S. Tax Reform, according to new regulations and rules issued by the U.S. Department of the Treasury in August 2018. Excluding the tax reversal impact, the effective income tax rate was 13.9% and 14.6% for the first nine months of 2019 and 2018, respectively.

Net income attributable to the Company increased by 42.6% in RMB terms, or 35.8% in USD terms, to $126.4 million in the first nine months of 2019 from $93.1 million in the same period of 2018. Net margin increased to 31.5% in the first nine months of 2019 from 26.5% in the same period of 2018. Diluted net earnings per share increased to $3.21 in the first nine months of 2019 compared to $2.66 in the same period of 2018.

Non-GAAP adjusted income from operations increased by 30.6% in RMB terms or 23.7% in USD terms to $170.4 million in the first nine months of 2019 from $137.8 million in the same period of 2018.

Non-GAAP adjusted net income attributable to the Company increased by 35.2% in RMB terms, or 28.1% in USD terms, to $147.6 million in the first nine months of 2019 from $115.3 million in the same period of 2018. Non-GAAP net margin increased to 36.8% in the first nine months of 2019 compared with 32.8% in the same period of 2018. Non-GAAP adjusted net earnings per diluted share was $3.75 and $3.29, respectively, in the first nine months of 2019 and 2018.

Non-GAAP adjusted income from operations for the first nine months of 2019 excludes $19.3 million in non-cash employee share-based compensation expenses, and $6.1 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

5

Non-GAAP adjusted net income and net earnings per diluted share for the first nine months of 2019 exclude $16.9 million in non-cash employee share-based compensation expenses, and $4.4 million in amortization of intangible assets and land use rights related to the acquisition of TianXinFu.

As of September 30, 2019, the Company had $220.8 million in cash on hand and demand deposits, $465.5 million in time deposits, and $155.0 million in short term investments.

Net cash provided by operating activities for the first nine months of 2019 was $156.4 million as compared to $71.0 million for the same period of 2018. The $85.4 million increase in net cash provided by operating activities was a combined result of the increase in net income and a slowdown of increase in accounts receivable and inventories compared to the first nine months of 2018.

Accounts receivable increased by $19.2 million during the first nine months of 2019 as compared to $47.7 million during the same period of 2018. The accounts receivable turnover days for plasma products increased to 100 days during the first nine months of 2019 from 94 days during the same period of 2018, reflecting longer credit terms to hospitals as a result of the nationwide implementation of healthcare reform measures and intensified competition in the distributor channel.

Inventories increased by $8.9 million in the first nine months of 2019, which was relatively modest compared to the increase of $34.7 million in the same period of 2018. This reflected a lower level of albumin inventory attributable to higher-than-expected albumin sales, which was partially offset by higher IVIG inventory due to sluggish IVIG sales.

Net cash used in investing activities for the first nine months of 2019 was $37.6 million as compared to $686.2 million for the same period of 2018. During the first nine months of 2019, the Company paid $21.3 million for the acquisition of property, plant and equipment, intangible assets and land use rights, and the Company also purchased time deposits and short-term investments in the amount of $1,824.2 million. This was partly offset by the maturity of time deposits and short term investments of $1,806.3 million, and proceeds from sale of property, plant and equipment, land use right and intangible assets of $1.6 million. Net cash used in investing activities in the first nine months of 2018 mainly consisted of payment of $1,680.5 million for purchase of time deposits and short term investments, and payment of $26.9 million for the acquisition of property, plant and equipment, intangible assets, and land use rights, which was partly offset by $97.7 million cash received upon acquisition of TianXinFu and the maturity of $923.4 million time deposits and short term investments.

6

Net cash used in financing activities for the first nine months of 2019 was $238.7 million as compared to net cash provided by financing activities of $581.3 million for the same period of 2018. In the first nine months of 2019, the Company paid $118.9 million for the acquisition of minority interest in TianXinFu. $110.0 million was remitted to an investment bank by the Company to execute the previously approved share repurchase program on behalf of the Company. During this period, 1,196,228 shares were repurchased at a total amount of $111.0 million. In addition, the subsidiaries of the Company paid $10.1 million dividend to the non-controlling interest shareholders. Net cash provided by financing activities in the first nine months of 2018 mainly represented proceeds of $590.3 million from the issuance and sale of an aggregate of 5,850,000 ordinary shares of the Company to certain investors in late third quarter of 2018.

Non-GAAP Disclosure

This management’s discussion and analysis of the financial results (this “MD&A”) contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company's Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company's unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this MD&A. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this MD&A. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this MD&A contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

(Financial statements on the following pages)

7

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	USD	USD	USD	USD
Sales:	136,106,800	119,106,754	401,587,066	351,948,937
Plasma products:
Human Albumin	47,042,092	38,820,347	152,764,552	110,750,427
Immunoglobulin products:
Human Immunoglobulin for Intravenous Injection	35,793,139	24,231,787	92,215,735	84,128,156
Other Immunoglobulin products	23,233,110	17,754,624	55,347,850	46,180,028
Others	13,762,924	7,634,012	39,272,529	22,672,550
Placenta Polypeptide	4,494,989	19,203,232	23,468,860	52,311,027
Biopharmaceutical products	124,326,254	107,644,002	363,069,526	316,042,188
Artificial Dura Mater	10,936,936	9,976,001	35,818,170	32,735,840
Others	843,610	1,486,751	2,699,370	3,170,909
Biomaterial products	11,780,546	11,462,752	38,517,540	35,906,749

Cost of sales	47,465,809	37,874,952	136,499,513	109,205,180
Gross profit	88,640,991	81,231,802	265,087,553	242,743,757

Operating expenses
Selling expenses	17,737,779	27,441,971	62,108,212	72,489,297
General and administrative expenses	15,221,555	22,195,036	50,477,548	60,165,137
Research and development expenses	2,688,058	2,898,115	7,450,262	6,560,990
Income from operations	52,993,599	28,696,680	145,051,531	103,528,333

Other income (expenses)
Equity in income of an equity method investee	202,163	521,213	1,647,174	2,019,767
Interest expense	(127,416)	(64,563)	(316,225)	(200,236)
Interest income	6,869,914	3,705,168	19,315,786	9,946,304
Other income, net	1,228,547	1,181,400	4,810,029	3,807,865
Total other income, net	8,173,208	5,343,218	25,456,764	15,573,700

Income before income tax expense	61,166,807	34,039,898	170,508,295	119,102,033

Income tax expense	7,630,697	(3,614,695)	23,710,778	9,836,443

Net income	53,536,110	37,654,593	146,797,517	109,265,590

Less: Net income attributable to noncontrolling interest	6,519,317	4,733,252	20,441,463	16,116,303

Net income attributable to China Biologic Products Holdings, Inc.	47,016,793	32,921,341	126,356,054	93,149,287

Earnings per share of ordinary share:
Basic	1.21	0.94	3.22	2.67
Diluted	1.21	0.94	3.21	2.66
Weighted average shares used in computation:
Basic	38,363,561	33,973,834	38,727,066	33,937,057
Diluted	38,435,969	34,077,426	38,812,076	34,078,243

Net income	53,536,110	37,654,593	146,797,517	109,265,590

Other comprehensive loss:

Foreign currency translation adjustment, net of nil income taxes	(38,429,031)	(52,258,441)	(41,802,481)	(64,060,220)

Comprehensive income (loss)	15,107,079	(14,603,848)	104,995,036	45,205,370

Less: Comprehensive income (loss) attributable to noncontrolling interest	4,390,702	(1,294,335)	16,512,010	8,578,116

Comprehensive income (loss) attributable to China Biologic Products Holdings, Inc.	10,716,377	(13,309,513)	88,483,026	36,627,254

8

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2019	December 31, 2018
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	220,849,986	338,880,559
Time deposits	465,518,691	537,478,040
Short term investments	154,990,981	76,048,594
Accounts receivable, net of allowance for doubtful accounts	140,332,645	125,115,842
Inventories	243,849,082	243,295,512
Prepayments and other current assets, net of allowance for doubtful accounts	33,445,505	36,369,275
Total Current Assets	1,258,986,890	1,357,187,822

Property, plant and equipment, net	176,184,330	178,327,361
Intangible assets, net	45,055,366	53,258,871
Land use rights, net	33,023,788	32,204,342
Equity method investment	16,556,564	15,428,028
Prepayments for investments in equity securities	-	10,812,893
Other investments	10,812,893	-
Loan receivable - non current	35,214,466	39,942,591
Goodwill	304,290,906	313,588,803
Other non-current assets	12,683,082	9,227,970
Total Assets	1,892,808,285	2,009,978,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	5,336,009	11,404,642
Income tax payable	15,722,067	11,010,347
Other payables and accrued expenses	99,175,492	99,933,793
Total Current Liabilities	120,233,568	122,348,782

Deferred income	2,386,848	2,824,212
Non-current income tax payable	24,905,728	26,899,038
Other liabilities	12,874,323	13,203,485
Total Liabilities	160,400,467	165,275,517

Shareholders’ Equity
Ordinary share: par value $0.0001; 100,000,000 shares authorized; 41,897,901 and 41,616,320 shares issued at September 30, 2019 and December 31, 2018, respectively; 38,446,969 and 39,361,616 shares outstanding at September 30, 2019 and December 31, 2018, respectively	4,190	4,162
Additional paid-in capital	1,148,626,812	1,189,698,494
Treasury share: 3,450,932 shares at September 30, 2019 and 2,254,704 at December 31, 2018, respectively, at cost	(167,432,883)	(56,425,094)
Retained earnings	760,838,792	634,482,738
Accumulated other comprehensive loss	(83,583,729)	(45,710,701)
Total equity attributable to China Biologic Products Holdings, Inc.	1,658,453,182	1,722,049,599

Noncontrolling interest	73,954,636	122,653,565

Total Shareholders’ Equity	1,732,407,818	1,844,703,164

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	1,892,808,285	2,009,978,681

9

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30,	September 30,
	2019	2018
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	146,797,517	109,265,590
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,936,276	10,809,288
Amortization	7,052,151	7,391,494
Loss on sale of property, plant and equipment, land use right and intangible assets	140,334	119,658
Fair value changes of short term investments	(1,417,688)	(3,807,868)
(Reversal) / allowance for doubtful accounts - accounts receivable, net	(269,239)	1,125,569
Reversal for doubtful accounts - prepayments and other receivables	(30,719)	-
Write-down of obsolete inventories	859,666	428,741
Impairment for non-current assets	-	777,946
Deferred income tax benefit	(1,855,753)	(6,119,956)
Share-based compensation	19,318,866	27,694,079
Equity in income of an equity method investee	(1,647,174)	(2,019,767)
Change in operating assets and liabilities:
Accounts receivable	(19,226,916)	(47,682,569)
Inventories	(8,882,008)	(34,667,723)
Prepayments and other current assets	862,318	(11,583,687)
Other non-current assets	(698,818)	-
Accounts payable	(2,257,888)	2,611,758
Income tax payable	5,199,606	(2,717,011)
Other payables and accrued expenses	4,171,804	30,565,526
Deferred income	(365,258)	(384,334)
Non-current income tax payable	(1,993,310)	(10,769,674)
Other liabilities	(1,266,548)	-
Net cash provided by operating activities	156,427,219	71,037,060

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of Tianxinfu	-	97,702,278
Purchase of time deposits	(1,253,814,446)	(1,116,354,557)
Proceeds from maturity of time deposits	1,320,433,570	536,098,566
Purchase of short term investments	(570,426,045)	(564,125,165)
Proceeds from maturity of short term investments	485,851,772	387,319,807
Payment for property, plant and equipment	(18,821,232)	(26,193,022)
Payment for intangible assets and land use rights	(2,440,781)	(700,458)
Proceeds from disposal of property, plant and equipment, land use right and intangible assets	1,595,981	26,785
Net cash used in investing activities	(37,621,181)	(686,225,766)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	454,847	1,180,854
Payment to an investment bank for share repurchase	(110,042,776)	-
Proceeds from the issuance and sale of ordinary shares	-	590,265,000
Acquisition of noncontrolling interest	(118,949,200)	-
Dividend paid by subsidiaries to noncontrolling interest shareholders	(10,124,707)	(10,145,395)
Net cash (used in ) /provided by financing activities	(238,661,836)	581,300,459

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,825,225	966,642

NET DECREASE IN CASH AND CASH EQUIVALENTS	(118,030,573)	(32,921,605)

Cash and cash equivalents at beginning of period	338,880,559	219,336,848

Cash and cash equivalents at end of period	220,849,986	186,415,243

Supplemental cash flow information
Cash paid for income taxes	22,625,540	30,691,960
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	4,792,565	4,781,628
Set-off loan receivable against accounts payable	3,656,210	-
Land use right acquired with prepayments made in prior periods	2,689,467	-
Fair value of noncash assets acquired and liabilities assumed in acquisition of TianXinFu	-	337,186,892
Share repurchase using the prepayment to an investment bank	111,007,789	-

10

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	September 30,	September 30,
	2019	2018
	USD	USD
Income from Operations	52,993,599	28,696,680
Non-cash employee share-based compensation	6,526,982	7,847,253
Amortization of acquired intangible assets and land use rights	1,984,442	1,985,958
Adjusted Income from Operations - Non GAAP	61,505,023	38,529,891

Net Income Attributable to the Company	47,016,793	32,921,341
Non-cash employee share-based compensation	5,830,180	6,949,127
Amortization of acquired intangible assets and land use rights	1,578,945	1,350,452
Income tax benefit related to U.S. Tax Reform	-	(7,519,674)
Adjusted Net Income Attributable to the Company - Non GAAP	54,425,918	33,701,246
Diluted EPS - Non GAAP	1.40	0.96

Weighted average number of shares used in computation of Non GAAP diluted EPS	38,435,969	34,077,426

	For the Nine Months Ended
	September 30,	September 30,
	2019	2018
	USD	USD
Income from Operations	145,051,531	103,528,333
Non-cash employee share-based compensation	19,318,866	27,694,079
Amortization of acquired intangible assets and land use rights	6,075,645	6,615,610
Adjusted Income from Operations - Non GAAP	170,446,042	137,838,022

Net Income Attributable to the Company	126,356,054	93,149,287
Non-cash employee share-based compensation	16,910,311	25,125,971
Amortization of acquired intangible assets and land use rights	4,360,963	4,498,615
Income tax benefit related to U.S. Tax Reform	-	(7,519,674)
Adjusted Net Income Attributable to the Company - Non GAAP	147,627,328	115,254,199
Diluted EPS - Non GAAP	3.75	3.29

Weighted average number of shares used in computation of Non GAAP diluted EPS	38,812,076	34,078,243

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